EXHIBIT 99.1

Qumu Announces Fourth Quarter and Year-End 2019 Results

Full year results reflect improved revenue, gross margin, adjusted EBITDA and cash position over 2018, as well as no debt, in advance of Synacor merger

Conference Call Today, March 4, 2020 at 4:30 p.m. ET

Minneapolis, MN – March 4, 2020 – Qumu Corporation (NASDAQ: QUMU) today reported financial results for the fourth quarter and year ended December 31, 2019. The Company reported fourth quarter 2019 revenue of $6.2 million, net loss of $(1.7) million, and adjusted EBITDA loss, a non-GAAP measure, of $(1.2) million. The Company reported full year 2019 revenue of $25.4 million, net loss of $(6.4) million, and adjusted EBITDA loss, a non-GAAP measure, of $(2.9) million. The Company ended the fourth quarter 2019 with cash of $10.6 million.

Full year 2019 gross profit improved by $1.8 million year over year, as revenue grew $349,000, or 1%, in 2019 and gross margin percentage increased 6% in 2019 as compared to 2018. Net loss for the full year 2019 increased $2.8 million compared to 2018, while adjusted EBITDA, a non-GAAP measure, improved $538,000 for the full year 2019 compared to 2018.

Management Commentary

“Qumu’s year over year improvement in revenue, gross margin, adjusted EBITDA, recurring services revenue and cash, combined with zero debt, reflects the fundamental strength in our business,” said Vern Hanzlik, Qumu President and CEO. “And while delays in three major customer expansion deals caused us to fall short of guidance for the year, we have successfully closed two of those deals and are confident Qumu has the solid financial footing, loyal customers and SaaS-focused solution set to grow globally as we build more predictable recurring revenue.

“We also look forward to completing the merger with Synacor, creating a global leader in SaaS-based collaboration technology, to advance our strategic plan even further,” added Hanzlik. “The merger will position Qumu within a collaboration technology suite that already touches over 500 million end users globally, and will also give Qumu access to Synacor’s massive 1900-member partner channel.”

Full Year 2019 Financial Highlights

For the year ended December 31, 2019, revenue was $25.4 million, compared to $25.0 million for the corresponding 2018 period, and net loss was $(6.4) million, or $(0.62) loss per basic share and $(0.63) loss per diluted share, compared to $(3.6) million, or $(0.38) loss per basic share and $(0.39) loss per diluted share, for the year ended December 31, 2018. For the year ended December 31, 2019, adjusted EBITDA loss was $(2.9) million, an improvement from adjusted EBITDA loss of $(3.5) million for the year ended December 31, 2018. The revenue growth of $349,000 and improved gross margin for the year ended December 31, 2019 resulted in a $1.8 million increase in gross profit compared to the year ended December 31, 2018.

Significantly impacting the $(0.24) unfavorable change in diluted loss per share in 2019 as compared to 2018 was the inclusion in 2018 of $5.4 million of other income (pre-tax), or approximately $0.56 (pre-tax) per diluted share, relating to the $6.6 million gain on the sale of BriefCam, Ltd., partially offset by the $(1.2) million loss on debt extinguishment.

1

Fourth Quarter 2019 Financial Highlights

Fourth quarter 2019 revenue was $6.2 million, compared to $6.9 million for the fourth quarter 2018, and net loss was $(1.7) million, or $(0.14) loss per basic share or $(0.17) loss per diluted share, compared to net income of $48,000, or $0.01 income per basic share and $(0.05) loss per diluted share, for the fourth quarter 2018. Fourth quarter 2019 adjusted EBITDA was $(1.2) million, compared to adjusted EBITDA of $130,000 for the fourth quarter 2018.

Other Financial Highlights

●	Subscription, maintenance and support revenue was $4.4 million and $4.9 million for the three months ended December 31, 2019 and 2018, respectively, and $18.2 million and $17.1 million for the year ended December 31, 2019 and 2018, respectively.
●	Gross margin was 69% for the fourth quarter 2019, compared to 73% for fourth quarter 2018, and 72% for the year ended December 31, 2019, compared to 66% for the year ended December 31, 2018.
●	Cash and cash equivalents totaled $10.6 million as of December 31, 2019, compared to $7.5 million as of September 30, 2019 and $8.6 million as of December 31, 2018. Cash and cash equivalents as of December 31, 2019 were favorably impacted by $8.2 million of proceeds from the issuance of common stock in November 2019, offset by payment in full of $4.8 million for principal, accrued interest and prepayment penalty on the Company’s term loan with ESW Holdings, Inc.
●	Customer retention was 92% for the year ended December 31, 2019.

Business Outlook

In consideration of our anticipated merger with Synacor, Inc., we will not provide guidance for the full year 2020.

Conference Call

Qumu President and CEO Vern Hanzlik and CFO Dave Ristow will host a conference call today (March 4, 2020) at 4:30 p.m. Eastern time, followed by a question and answer period.

U.S. Dial-In Number: 877-456-6914

International Dial-In Number: 929-387-3794

Investors can also access a webcast of the live conference call by linking through the Investor Relations section of the Qumu website at https://qumu.com/en/investor-relations/. The webcast will be archived on Qumu’s website for one year.

Non-GAAP Information

To supplement the Company’s condensed consolidated financial statements presented on a GAAP basis, the Company uses adjusted EBITDA, a non-GAAP measure, which excludes certain items from net income (loss), a GAAP measure. Adjusted EBITDA excludes items related to interest income and expense, the impact of income-based taxes, depreciation and amortization, stock-based compensation, change in fair value of warrant liabilities, foreign currency gains and losses, and other non-operating income and expenses.

The Company uses both GAAP and non-GAAP measures when planning, monitoring, and evaluating the Company’s performance. The Company believes that adjusted EBITDA is useful to investors because it provides supplemental information that allows investors to review the Company’s results of operations from the same perspective as management and the Company’s board of directors. Non-GAAP results are presented for supplemental informational purposes only for understanding our operating results. The non-GAAP results should not be considered a substitute for financial information presented in accordance with generally accepted accounting principles, and may be different from non-GAAP measures used by other companies.

2

See the attached Supplemental Financial Information for a reconciliation of net income (loss), a GAAP measure, to adjusted EBITDA, a non-GAAP measure, for the three months and year ended December 31, 2019 and 2018.

About Qumu

Qumu Corporation (Nasdaq: QUMU) is the leading provider of best-in-class tools to create, manage, secure, distribute and measure the success of live and on-demand video for the enterprise. Backed by the most trusted and experienced team in the industry, the Qumu platform enables global organizations to drive employee engagement, increase access to video, and modernize the workplace by providing a more efficient and effective way to share knowledge.

Forward-Looking Statements

This press release contains forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as “may,” “will,” “expect,” “believe,” “anticipate,” or “estimate” or comparable terminology are intended to identify forward-looking statements. Forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements.

Such forward-looking statements include, for example, statements about: the Company’s future revenue and operating performance, cash balances, future product mix or the timing of recognition of revenue and the demand for the Company’s products or software. The risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements include the risk factors described in the Company’s most recent Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the Securities and Exchange Commission.

Other forward-looking statements relating to the merger between Qumu and Synacor also are subject to risks and uncertainties that include, but are not limited to: (i) Synacor or Qumu may be unable to obtain shareholder approval as required for the merger; (ii) other conditions to the closing of the merger may not be satisfied; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the merger on the ability of Synacor or Qumu to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Synacor or Qumu does business, or on Synacor’s or Qumu’s operating results and business generally; (v) Synacor’s or Qumu’s respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the outcome of any legal proceedings related to the merger; (vii) Synacor or Qumu may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) the estimated financial results of each company for 2019 may not be representative of the combined company’s results for 2020 or any future period; (x) risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; and (xi) other risks to consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Synacor are set forth in its filings with the Securities and Exchange Commission, including Synacor’s most recent Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the Securities and Exchange Commission, which are available on the SEC’s website at www.sec.gov.

The forward-looking statements in this press release speak only as of the date of this press release. Except as required by law, Qumu assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future, except as required by law.

3

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed merger between Synacor and Qumu, Synacor intends to file a registration statement on Form S-4 containing a joint proxy statement/prospectus of Synacor and Qumu and other documents concerning the proposed merger with the SEC. The definitive proxy statement will be mailed to the stockholders of Synacor and Qumu in advance of the meeting. BEFORE MAKING ANY VOTING DECISION, SYNACOR’S AND QUMU’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF SYNACOR AND QUMU WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Synacor and Qumu, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Synacor and Qumu make available free of charge at www.synacor.com and www.qumu.com, respectively (in the “Investor Relations” section), copies of materials they file with, or furnish to, the SEC. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

Participants in the Solicitation

This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Synacor, Qumu and their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the stockholders of Synacor and Qumu in connection with the proposed merger. Information regarding the special interests of these directors and executive officers in the proposed merger will be included in the joint proxy statement/prospectus referred to above. Security holders may also obtain information regarding the names, affiliations and interests of Synacor’s directors and executive officers in Synacor’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on March 14, 2019, and its definitive proxy statement for the 2019 annual meeting of stockholders, which was filed with the SEC on April 5, 2019. Security holders may obtain information regarding the names, affiliations and interests of Qumu’s directors and executive officers in Qumu’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on March 15, 2019, and its definitive proxy statement for the 2019 annual meeting of shareholders, which was filed with the SEC on April 9, 2019. To the extent the holdings of Synacor securities by Synacor’s directors and executive officers or the holdings of Qumu securities by Qumu’s directors and executive officers have changed since the amounts set forth in Synacor’s or Qumu’s respective proxy statement for its 2019 annual meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such individuals in the proposed merger will be included in the joint proxy statement/prospectus relating to the proposed merger when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, Synacor’s website at www.synacor.com and Qumu’s website at www.qumu.com. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

Company Contact:

Dave Ristow

Chief Financial Officer

Qumu Corporation

Dave.Ristow@qumu.com

+1.612.638.9045

4

QUMU CORPORATION

Condensed Consolidated Statements of Operations

(unaudited - in thousands, except per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2019	2018	2019	2018
Revenues:
Software licenses and appliances	$1,247	$1,511	$4,903	$5,814
Service	4,981	5,392	20,459	19,199
Total revenues	6,228	6,903	25,362	25,013
Cost of revenues:
Software licenses and appliances	545	634	1,911	2,277
Service	1,401	1,226	5,148	6,216
Total cost of revenues	1,946	1,860	7,059	8,493
Gross profit	4,282	5,043	18,303	16,520
Operating expenses:
Research and development	1,999	1,854	7,360	7,013
Sales and marketing	2,062	2,006	8,709	8,394
General and administrative	1,789	1,586	6,787	7,122
Amortization of purchased intangibles	170	224	757	904
Total operating expenses	6,020	5,670	23,613	23,433
Operating loss	(1,738)	(627)	(5,310)	(6,913)
Other income (expense):
Interest expense, net	(100)	(193)	(754)	(1,809)
Decrease (increase) in fair value of warrant liability	611	660	(141)	368
Gain on sale of BriefCam, Ltd.	—	100	41	6,602
Loss on extinguishment of debt	(348)	—	(348)	(1,189)
Other, net	(157)	103	(125)	(378)
Total other income (expense), net	6	670	(1,327)	3,594
Income (loss) before income taxes	(1,732)	43	(6,637)	(3,319)
Income tax expense (benefit)	(61)	(5)	(194)	298
Net income (loss)	$(1,671)	$48	$(6,443)	$(3,617)

Net income (loss) per share – basic:
Net income (loss) per share – basic	$(0.14)	$0.01	$(0.62)	$(0.38)
Weighted average shares outstanding – basic	12,096	9,581	10,395	9,499
Net income (loss) per share – diluted:
Loss attributable to common shareholders	$(2,134)	$(509)	$(6,548)	$(3,778)
Net income (loss) per share – diluted	$(0.17)	$(0.05)	$(0.63)	$(0.39)
Weighted average shares outstanding – diluted	12,392	9,883	10,414	9,606

5

QUMU CORPORATION

Condensed Consolidated Balance Sheets

(unaudited - in thousands)

	December 31,
	2019	2018
Assets
Current assets:
Cash and cash equivalents	$10,639	$8,636
Receivables, net	4,586	6,278
Contract assets	1,089	485
Income taxes receivable	338	327
Prepaid expenses and other current assets	1,981	2,192
Total current assets	18,633	17,918
Property and equipment, net	596	545
Right of use assets – operating leases	1,746	—
Intangible assets, net	3,075	4,247
Goodwill	7,203	6,971
Deferred income taxes, non-current	21	55
Other assets, non-current	442	544
Total assets	$31,716	$30,280
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and other accrued liabilities	$2,816	$2,838
Accrued compensation	1,165	1,548
Deferred revenue	10,140	9,672
Operating lease liabilities	587	—
Deferred rent	—	45
Financing obligations	157	152
Warrant liability	2,939	2,798
Total current liabilities	17,804	17,053
Long-term liabilities:
Deferred revenue, non-current	1,449	1,672
Income taxes payable, non-current	585	563
Deferred tax liability, non-current	—	2
Operating lease liabilities, non-current	1,587	—
Deferred rent, non-current	—	302
Financing obligations, non-current	83	57
Term loan, non-current	—	3,431
Other liabilities, non-current	—	195
Total long-term liabilities	3,704	6,222
Total liabilities	21,508	23,275
Stockholders’ equity:
Common stock	136	96
Additional paid-in capital	78,061	69,072
Accumulated deficit	(65,128)	(58,875)
Accumulated other comprehensive loss	(2,861)	(3,288)
Total stockholders’ equity	10,208	7,005
Total liabilities and stockholders’ equity	$31,716	$30,280

6

QUMU CORPORATION

Condensed Consolidated Statements of Cash Flows

(unaudited - in thousands)

	Year Ended December 31,
	2019	2018
Operating activities:
Net loss	$(6,443)	$(3,617)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,526	2,366
Stock-based compensation	857	1,082
Accretion of debt discount and issuance costs	471	1,321
Gain on sale of BriefCam, Ltd.	(41)	(6,602)
Loss on debt extinguishment	348	1,189
Gain on lease modification	(21)	—
Loss on lease contract termination	—	177
Increase (decrease) in fair value of warrant liability	141	(368)
Deferred income taxes	31	(131)
Changes in operating assets and liabilities:
Receivables	1,720	(786)
Contract assets	(604)	65
Income taxes receivable / payable	13	375
Prepaid expenses and other assets	522	449
Accounts payable and other accrued liabilities	174	(1,196)
Accrued compensation	(389)	(263)
Deferred revenue	181	3,092
Deferred rent	—	(144)
Other non-current liabilities	(24)	148
Net cash used in operating activities	(1,538)	(2,843)
Investing activities:
Proceeds from sale of BriefCam, Ltd.	41	9,778
Purchases of property and equipment	(168)	(127)
Net cash provided by (used in) investing activities	(127)	9,651
Financing activities:
Proceeds from issuance of common stock	8,201	—
Proceeds from employee stock plans	46	—
Proceeds from term loan and warrant issuance	—	10,000
Principal payments on term loans	(4,000)	(14,000)
Payments for term loan, warrant issuance and debt extinguishment costs	(250)	(1,308)
Principal payments on financing obligations	(320)	(402)
Common stock repurchases to settle employee withholding liability	(75)	(33)
Net cash provided by (used in) financing activities	3,602	(5,743)
Effect of exchange rate changes on cash	66	(119)
Net increase in cash and cash equivalents	2,003	946
Cash and cash equivalents, beginning of period	8,636	7,690
Cash and cash equivalents, end of period	$10,639	$8,636

7

QUMU CORPORATION

Supplemental Financial Information

(unaudited - in thousands)

A summary of revenue is as follows:

	Three Months Ended December 31,		Year Ended December 31,
	2019	2018	2019	2018
Software licenses and appliances	$1,247	$1,511	$4,903	$5,814
Service
Subscription, maintenance and support	4,366	4,881	18,249	17,132
Professional services and other	615	511	2,210	2,067
Total service	4,981	5,392	20,459	19,199
Total revenue	$6,228	$6,903	$25,362	$25,013

A reconciliation from GAAP results to adjusted EBITDA is as follows:

	Three Months Ended December 31,		Year Ended December 31,
	2019	2018	2019	2018
Net income (loss)	$(1,671)	$48	$(6,443)	$(3,617)
Interest expense, net	100	193	754	1,809
Income tax expense (benefit)	(61)	(5)	(194)	298
Depreciation and amortization expense:
Depreciation and amortization in cost of revenues	—	—	—	7
Depreciation and amortization in operating expenses	71	73	314	431
Total depreciation and amortization expense	71	73	314	438
Amortization of intangibles included in cost of revenues	115	145	455	1,024
Amortization of intangibles included in operating expenses	170	224	757	904
Total amortization of intangibles expense	285	369	1,212	1,928
Total depreciation and amortization expense	356	442	1,526	2,366
EBITDA	(1,276)	678	(4,357)	856
Gain on sale of BriefCam, Ltd.	—	(100)	(41)	(6,602)
Loss on extinguishment of debt	348	—	348	1,189
Increase (decrease) in fair value of warrant liability	(611)	(660)	141	(368)
Other (income) expense, net	157	(103)	125	378
Stock-based compensation expense:
Stock-based compensation included in cost of revenues	6	8	26	34
Stock-based compensation included in operating expenses	207	307	831	1,048
Total stock-based compensation expense	213	315	857	1,082
Adjusted EBITDA	$(1,169)	$130	$(2,927)	$(3,465)

8